

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2010

Mr. Elliot Bellen
Chief Executive Officer
New Bastion Development, Inc.
11985 Southern Blvd, Suite 191
Royal Palm Beach, FL 33411

  RE: **New Bastion Development, Inc.**
     Form 8-K dated December 7, 2010
     Filed December 7, 2010
     File No. 001-04124

Dear Mr. Smiley:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Since the report was due by November 10, 2010, the letter from the former accountant was due by November 26, 2010. Amend the report to include the required letter from the former accountant. See Item 4 of Form 8-K and Item 304 of Regulation S-K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, please call me at 202 551-3212 or, Dennis Hult, Staff Accountant at 202 551-3618. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

                                Sincerely,

                                Jeffrey Jaramillo
                                Accounting Branch Chief